

12061340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 34th floor
(No. and Street)



New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) | New York (City) | NY (State) | 10018 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 26 2012
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Feig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 20th DAY OF April, 2012

BY

NOTARY PUBLIC

Notary Public


TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN CAPITAL LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011


MLGW LLP

Certified Public Accountants and Business Advisors

S. GOLDMAN CAPITAL LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

S. GOLDMAN CAPITAL LLC

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
S. Goldman Capital LLC

We have audited the accompanying statement of financial condition of S. Goldman Capital LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under Commodity Exchange ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of S. Goldman Capital LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 23, 2012

S. GOLDMAN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 146,066
Due from clearing brokers	584,188
Securities owned, at market value	908,115
Prepaid expenses	28,978
Total Assets	$ 1,667,347

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 58,803
Members' equity	1,608,544
Total Liabilities and Members' Equity	$ 1,667,347

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Capital LLC (the "Company") was organized as a limited liability company on January 2, 2007 under the laws of the State of New York and is subject to the provisions of the New York State Limited Liability Company Act. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on December 7, 2007. The Company became a registered introducing broker-dealer with the National Futures Association (the "NFA") on September 25, 2009 and became a registered introducing broker-dealer with the BATS Y-Exchange ("BATS") on December 12, 2010. The Company operates primarily as an introducing broker for which it earns commissions and trading for its own account. The members share profits and losses equally and each member's liability is limited. The Company continues indefinitely until such time it is terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Due from Clearing Brokers

Due from clearing brokers represents cash and commissions earned as an introducing broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities. The Company may borrow funds from the brokers in order to purchase securities for its own account. The Company is charged interest on borrowed funds until repaid. The Company is required to maintain a deposit with a clearing broker of $500,000 all of which may be used for computing net capital.

d) Securities Transactions

The Company records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at their fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Underwriting Fees

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting income and related expenses are recorded when the underlying transaction is completed and the income is reasonably determinable.

f) Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2 - Pricing inputs are other' than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Investments, at Fair Value (cont'd)

At December 31, 2011, the Company's investments totaling $908,115 are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted market prices at the measurement date.

g) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated as a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is liable for NYC Unincorporated Business Taxes ("UBT").

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. SUBORDINATED BORROWINGS

During the year, the Company borrowed $9,500,000 in aggregate from one of the members of the Company. The subordinated loans were related to underwriting transactions and were repaid in the same month in which they were borrowed. Interest expense paid to the member totaled approximately $84,000 for the year ended December 31, 2011. There were no outstanding loan balances as of December 31, 2011.

4. RELATED PARTY TRANSACTIONS

The Company paid consulting fees related to underwriting transactions to an affiliate which is wholly owned by the one of the members of the Company. The amount paid to the affiliate totaled approximately $876,000 for the year ended December 31, 2011.

The Company has an expense sharing agreement with an entity that is 100% owned by one of its members. The agreement stipulates that certain payroll and related costs and benefits and other overhead costs are to be reimbursed to the affiliate for use of the facilities and personnel. Such costs totaling approximately $53,600 have been included in the statement of operations as compensation and overhead allocation expense.

5. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

6. COMMITMENTS AND CONTINGENCIES

The Company assumed rental obligations from an affiliate for its previous New York City location during 2010. The obligation ended during 2011. The monthly base rent for this location was $13,386. Rent expense incurred for this location was approximately $127,000 for the year ended December 31, 2011.

7. PENSION PLANS – 401(K) Plan

In 2010, the Company formed a new qualified 401(k)/profit sharing plan retirement plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company's voluntary contribution will vary depending on the profitability of the Company. The Company's voluntary contributions amounted to $13,224 in 2011.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $1,367,922 which was $1,267,922 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .043 to 1.

9. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.